TABLE OF CONTENTS

ARTICLE I OFFICES 2

ARTICLE II SHAREHOLDERS 2

ARTICLE III DIRECTORS 8

ARTICLE IV OFFICERS.. 12

ARTICLE V INDEMNIFICATION OF DIRECTORS AND OFFICERS 14

ARTICLE VI SHARE CERTIFICATES AND TRANSFER 15

ARTICLE VII CORPORATE RECORDS AND INSPECTION.. 16

ARTICLE VIII MISCELLANEOUS 16

ARTICLE IX AMENDMENT OF BYLAWS 18

BYLAWS
OF
MASSGENIE

ARTICLE I
OFFICES

Section 1.01   PRINCIPAL EXECUTIVE OFFICE AND PRINCIPAL BUSINESS OFFICE. The principal executive office of the Corporation shall be located at such place within or without the State of California as shall be fixed from time to time by the board of directors, and if no place is fixed by the board of directors, such place as shall be fixed by the president.

Section 1.02   OTHER OFFICES. The board of directors may establish branch offices of the Corporation both in and outside the State of California.

ARTICLE II
SHAREHOLDERS

Section 2.01   PLACE OF MEETING. Meetings of the shareholders shall be held at any place within or without the State of California designated by the board of directors. Absent such designation, meetings shall be held at the principal executive office. The board of directors may, in its discretion and subject to any guidelines and procedures it may adopt, authorize shareholders not physically present, in person or proxy, at a meeting of shareholders, whether held at a designated place or held solely by electronic transmission by and to the Corporation or by electronic video screen communication, to participate in and vote at the meeting by electronic transmission by and to the Corporation or by electronic video screen communication and such shareholders shall be considered present in person or by proxy.

Section 2.02   ANNUAL MEETING. An annual meeting of shareholders shall be held on such date and at such time as may be designated from time to time by the board of directors for the purpose of electing directors and transacting any other business that is within the power of the shareholders and allowed by law.

Section 2.03   SPECIAL SHAREHOLDERS' MEETINGS. Special meetings of the shareholders may be called by the board of directors, the chair of the board, if any, the president, or by shareholders entitled to cast not less than 10% of the votes at the meeting. Any person entitled to call a special meeting of shareholders (other than the board of directors) shall make a written request to the president, vice president, if any, or secretary, specifying the general purpose of such meeting and the date, time, and place of the meeting, which date shall be not less than 35 days and not more than 60 days after the receipt by such officer of the request. Within 20 days after receipt of the request, the officer receiving such request shall cause notice to be given to the shareholders entitled to vote at such meeting, stating that a meeting will be held on the date and at the time and place requested by the person(s) requesting the meeting and stating the general purpose of the meeting. If such notice is not given within 20 days after receipt of the request, the person(s) requesting the meeting may give such notice. No business shall be transacted at a special meeting unless its general nature shall have been specified in the notice of such meeting; provided, however, that any business may be validly transacted if the requirements for such validity, as provided in Section 2.13, are met.

Section 2.04   SHAREHOLDER NOMINATIONS AND PROPOSALS. For business (including, but not limited to director nominations) to be properly brought before an annual meeting by a shareholder, the shareholder or shareholders of record intending to propose the business (the "**proposing shareholder**") must have given written notice of the proposing shareholder's nomination or proposal, either by personal delivery or by United States mail to the secretary of the Corporation no earlier than 60 calendar days and no later than 35 calendar days before the date such annual meeting is to be held. If the current year's annual meeting is called for a date that is not within 30 days of the anniversary of the previous year's annual meeting, notice must be received not later than 10 calendar days following the day on which public announcement of the date of the annual meeting is first made. In no event will an adjournment or postponement of an annual meeting of shareholders begin a new time period for giving a proposing shareholder's notice as provided above.

For business to be properly brought before a special meeting of shareholders, the notice of meeting sent by or at the direction of the person calling the meeting must set forth the nature of the business to be considered. A shareholder or shareholders who have made a written request for a special meeting pursuant to Section 2.03 may provide the information required for notice of a shareholder proposal under this Section simultaneously with the written request for the meeting submitted to the secretary or within ten calendar days after delivery of the written request for the meeting to the secretary.

A proposing shareholder's notice shall include as to each matter the proposing shareholder proposes to bring before either an annual or special meeting:

(a)   The name and address of the proposing shareholder and the classes and number of shares of capital stock of the Corporation held by the proposing shareholder.

(b)   If the notice regards the nomination of a candidate for election as director:

(i)   The name, age, and business and residence address of the candidate;

(ii)   The principal occupation or employment of the candidate; and

(iii)   The class and number of shares of the Corporation beneficially owned by the candidate.

(c)   If the notice regards a proposal other than the nomination of a candidate for election as director, a brief description of the business desired to be brought before the meeting and the material interest of the proposing shareholder of such proposal.

Section 2.05   NOTICE OF SHAREHOLDERS' MEETING. Written notice stating the place, day, and hour of the meeting, shall be given not less than 10 days (or, if sent by third class mail, 30 days) and not more than 60 days before the meeting. In the case of an annual meeting, the notice shall state the matters the board of directors intends, at the time the notice is given, to present to the shareholders for action; provided, however, that unless the notice of the meeting, or the waiver of notice of such meeting, sets forth the general nature of any proposal to (i) approve or ratify a transaction in which a director has a material financial interest under Section 310 of the California Corporations Code, (ii) amend the articles of incorporation of this Corporation (the "**Articles of Incorporation**") under Section 902 of the California Corporations Code, (iii) approve a conversion or reorganization or elect to wind up and dissolve under Sections 1152, 1201, or 1900 of the California Corporations Code, or (iv) effect a plan of distribution upon liquidation inconsistent with the liquidation rights of the preferred shares under Section 2007 of the California Corporations Code, no such proposal may be approved at an annual meeting. In the case of a special meeting, the notice shall state the general nature of the business to be transacted. If directors are to be elected at a meeting, the notice shall include the names of the intended nominees at the time the notice is given. If remote participation in a meeting is authorized by the board of directors, the notice shall state the means of electronic transmission by and to the Corporation or electronic video screen communication by which shareholders may participate.

Proof of notice by mail or electronic transmission may be made by affidavit of the secretary or assistant secretary or the Corporation's transfer agent, and, if made, shall be filed as part of the minutes of the meeting.

Notice shall be given by personal delivery, by electronic transmission consented to by the shareholder, or by mail, by or at the direction of the secretary or the officer or person calling the meeting, to each shareholder entitled to vote at the meeting. If a shareholder has not provided an address, notice may be given as provided by Section 601 of the California Corporations Code.

Notice by mail shall be deemed to have been given when deposited in the United States mail addressed to the shareholder at the shareholder's address as it appears on the share transfer records of the Corporation, with postage thereon prepaid. Notice by electronic transmission shall be deemed to have been given when:

(a)   Transmitted to a facsimile number provided by the shareholder for the purpose of receiving notice.

(b)   Transmitted to an electronic mail address provided by the shareholder for the purpose of receiving notice.

(c)   Posted on an electronic network, with a separate notice to the shareholder of the posting.

(d)   Delivered to by any other form of electronic communication consented to by the shareholder.

Notice shall not be given by electronic transmission to a shareholder after either (i) the Corporation is unable to deliver two consecutive notices to such shareholder by such means or (ii) the inability to deliver such notices to such shareholder becomes known to any person responsible for giving such notices.

A shareholder may waive notice of a meeting by providing the secretary, in writing, either before or after the time of the meeting, waiver of notice, consent to holding the meeting, or approval of the minutes of the meeting. The attendance of a shareholder at a meeting constitutes waiver of notice, unless the shareholder objects, at the beginning of the meeting, to the transaction of any business at the meeting because the meeting was not lawfully called or objects, at the meeting, to the consideration of any business that was required to be, but was not, included in the notice of the meeting.

Section 2.06   INTENTIONALLY OMITTED.

Section 2.07   FIXING THE RECORD DATE. For the purpose of determining the shareholders entitled to notice of and to vote at any meeting of the shareholders, to give written consent to any action taken without a meeting, to receive payment of any dividend or other distribution or allotment of rights, or to exercise any other rights, the board of directors may fix a date as the record date for any such determination.

A record date fixed under this Section may not be more than 60 days or less than 10 days before the meeting or more than 60 days before any other action. If any meeting of the shareholders is adjourned for more than 45 days from the date set for the original meeting, the board shall fix a new record date for determining the shareholders entitled to notice of and to vote at such adjourned meeting.

If no record date has been fixed, then (i) the record date for determining shareholders entitled to notice of and to vote at a shareholders' meeting shall be the business day before the day on which notice is given, or, if notice is properly waived, the business day before the day on which the meeting is held, (ii) the record date for determining shareholders entitled to give written consent to action taken without a meeting, where no prior board action was taken, shall be the day on which the first written consent is given, and (iii) the record date for determining shareholders for any other purpose shall be the later of (a) the day on which the board of directors adopts the resolution relating thereto or (b) the 60th day prior to the date of the action.

Section 2.08   QUORUM OF AND ACTION BY SHAREHOLDERS. The presence in person or by proxy of the holders of a majority of the shares entitled to vote constitutes a quorum for a meeting of the shareholders. Except as otherwise provided by the California Corporations Code, the Articles of Incorporation or that certain stockholders agreement to be entered into by and among the Corporation, certain shareholders set forth on the signature pages and schedules thereto and any person who becomes a party thereto in accordance with its terms (as may be amended from time to time, the "**Stockholders Agreement**"):

      (a)   The affirmative vote of a majority of the shares represented at a meeting at which a quorum is present shall be the act of the shareholders.

      (b)   The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of any number of shareholders that leaves less than a quorum, if any action taken, other than adjournment, is approved by at least a majority of the shares required to constitute a quorum.

If a quorum is not present, the meeting may be adjourned by the vote of a majority of the shares present in person or by proxy.

Section 2.09   ADJOURNED MEETINGS AND NOTICE THEREOF. Any shareholders' meeting may be adjourned from time to time by a vote of the majority of the shares present, in person or proxy. If the meeting is adjourned for more than 45 days, or if the board of directors fixes a new record date for the adjourned meeting, notice of the adjourned meeting shall be given to each shareholder of record, as of the new record date, entitled to notice of the adjourned meeting. If the meeting is adjourned for not more than 45 days, and the board of directors does not fix a new record date for the adjourned meeting, notice need not be given of the adjourned meeting if the time and place (or the means of electronic transmission or electronic video screen communication, if any, by which shareholders may participate) of the meeting are announced at the meeting at which the adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted at the original meeting.

Section 2.10   CONDUCT OF MEETINGS. The board of directors may adopt by resolution such rules and regulations for the conduct of meetings of the shareholders as it shall deem appropriate. At every meeting of the shareholders, the chair of the board, if any, or otherwise the president, or in his or her absence or inability to act, a director or officer designated by the board of directors shall serve as the chair of the meeting. The secretary or, in his or her absence or inability to act, the person whom the presiding officer of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof.

The chair of the meeting shall determine the order of business and, in the absence of a rule adopted by the board of directors, shall establish rules for the conduct of the meeting. The chair of the meeting shall announce the close of the polls for each matter voted upon at the meeting, after which no ballots, proxies, votes, changes, or revocations will be accepted. Polls for all matters before the meeting will be deemed to be closed upon final adjournment of the meeting.

Section 2.11   INSPECTORS OF ELECTION. Before any meeting of shareholders, the board of directors may appoint any persons other than nominees for office to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are appointed, or if any person appointed fails to appear or refuses to act, the chair of the meeting may, and on the request of any shareholder or his or her proxy shall, appoint inspectors of election at the meeting. One or three inspectors may be appointed; provided that, if inspectors are appointed at a meeting on the request of one or more shareholders or proxies, the holders of a majority of shares present in person or proxy shall determine whether one or three inspectors are to be appointed.

The inspectors of election shall:

(a)   Determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies.

(b)   Receive votes, ballots, or consents.

(c)   Hear and determine challenges and questions in connection with voting rights.

(d)   Count and tabulate all votes or consents.

(e)   Determine when the polls shall close.

(f)   Determine the result.

(g)   Do any other acts that may be proper to conduct the election or vote with fairness to all shareholders.

Section 2.12   VOTING OF SHARES. Each outstanding share, regardless of class or series, shall be entitled to one vote on each matter submitted to a vote of the shareholders, except as otherwise provided herein and to the extent that the Articles of Incorporation or the Stockholders Agreement provide for more or less than one vote per share or limit or deny voting rights to the holders of the shares of any class or series.

A shareholder entitled to vote on any matter may vote part of such shares in favor of the proposal and refrain from voting the remaining shares or, other than in elections of directors, vote the remaining shares against the proposal. If a shareholder fails to specify the number of shares the shareholder is voting affirmatively, the shareholder will be deemed to have affirmatively voted all shares the shareholder is entitled to vote.

In any election of directors, each shareholder entitled to vote shall, subject to the satisfaction of all statutory conditions precedent to the exercise of such rights, have the right to cumulate the number of votes equal to the number of directors to be elected multiplied by the number of votes to which such shareholder's shares are entitled, and distribute those votes among one or more candidates. This right may be exercised by giving written notice of intent to cumulate those votes to any officer of the Corporation before the meeting or to the presiding officer at the meeting at any time before the election of directors.

The directors receiving the highest number of votes of the shares entitled to vote in the election, up to the number of director positions to be filled, shall be elected.

Section 2.13   CONSENT OF ABSENTEES. The transactions of any meeting of shareholders, however called or noticed, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. The waiver, notice, or consent need not specify the business transacted or purpose of the meeting, except as required by Section 601 of the California Corporations Code. All such waivers, consents, or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 2.14   VOTING BY PROXY OR NOMINEE. A shareholder may vote either in person or by written proxy executed by the shareholder or the shareholder's attorney in fact and filed with the secretary of the Corporation. A proxy is not valid after the expiration of 11 months from the date of its execution, unless otherwise provided in the proxy. A proxy continues in full force and effect until revoked, either by a written revocation delivered to the Corporation, by a subsequent proxy presented to the meeting, or by attending a meeting of the shareholders and voting the shares in person. A proxy is revocable unless the proxy states that it is irrevocable and the proxy is coupled with an interest. A proxy is not revoked by the death or incapacity of the shareholder appointing the proxy unless the Corporation receives written notice of such death or incapacity before the vote by proxy is counted.

Section 2.15   ACTION BY SHAREHOLDERS WITHOUT A MEETING. Any action required or permitted to be taken at an annual or special meeting of the shareholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares are entitled to vote thereon were present and voted; provided, however, that unless the consents of all shareholders entitled to vote have been solicited in writing, notice shall be given (in the same manner as notice of meetings is to be given and within the time limits prescribed by law) of such action to all shareholders entitled to vote who did not consent in writing to such action; and provided further, that directors may be elected by written consent only if such consent is unanimously given by all shareholders entitled to vote, except that action taken by shareholders to fill one or more vacancies on the board other than a vacancy created by the removal of a director, may be taken by written consent of a majority of the outstanding shares entitled to vote.


ARTICLE III
DIRECTORS


Section 3.01   NUMBER OF DIRECTORS. The authorized number of directors shall be 2; provided that the number may be increased or decreased from time to time by an amendment to these Bylaws duly adopted in accordance with these Bylaws, Section 212 of the California Corporations Code, and other applicable law.

Section 3.02   POWERS; QUALIFICATIONS. All corporate powers of the Corporation shall be exercised, and the business and affairs of the Corporation shall be managed, by or under the direction of the board of directors, except such powers expressly conferred upon or reserved to the shareholders, and subject to any limitations set forth by law, by the Articles of Incorporation, by these Bylaws or by the Stockholders Agreement. Directors must be natural persons 18 years of age or older.

Without limiting the generality of the foregoing, and subject to the same limitations, it is hereby expressly declared that the directors shall have the power and, to the extent required by law, the duty to:

        (a)   Appoint and remove, at the pleasure of the board, all officers, managers, management companies, agents, and employees of the Corporation, prescribe their duties in addition to those prescribed in these Bylaws, supervise them, fix their compensation, and require from them security for faithful service. Such compensation may be increased or diminished at the pleasure of the directors.

(b)   Conduct, manage, and control the affairs and business of the Corporation; make rules and regulations not inconsistent with the Articles of Incorporation, applicable law, these Bylaws or the Stockholders Agreement; make all lawful orders on behalf of the Corporation; and prescribe the manner of executing the same.

(c)   Incur indebtedness and borrow money on behalf of the Corporation and designate from time to time the person or persons who may sign or endorse checks, drafts, or other orders of payment of money, notes, or other evidences of indebtedness, issued in the name of, or payable to, the Corporation, and prescribe the manner of collecting or depositing funds of the Corporation, and the manner of drawing checks thereon.

(d)   Appoint an executive committee and other committees of the board, in accordance with the provisions of Section 3.12.

(e)   Authorize the issuance of stock of the Corporation from time to time, upon such terms as may be lawful.

(f)   Prepare an annual report to be sent to the shareholders after the close of the fiscal or calendar year of the Corporation, which report shall comply with the requirements of law. To the extent permitted by law, the requirements that an annual report be sent to shareholders and the time limits for sending such reports are hereby waived; the directors, nevertheless, shall have the authority to cause such report to be sent to shareholders.

Section 3.03   TERM OF OFFICE. At the first annual meeting of the shareholders and at each annual meeting thereafter, the shareholders entitled to vote in the election of directors shall elect directors, each of whom shall hold office until the next annual meeting of the shareholders or until the director's earlier death, resignation, disqualification, or removal. Despite the expiration of a director's term, the director shall continue to serve until the director's successor is elected and qualified.

Section 3.04   VACANCIES AND NEWLY CREATED DIRECTORSHIPS. A vacancy on the board of directors occurs upon of any of the following events:

(a)   The death, resignation, or removal of any director.

(b)   The removal or declaration of vacancy by the board of directors of a director who has been declared of unsound mind by an order of court or convicted of a felony.

(c)   The authorized number of directors is increased.

(d)   At any meeting of the shareholders at which directors are elected, the shareholders fail to elect the full authorized number of directors to be elected at the meeting.

Vacancies in the board of directors, other than vacancies created by removal of a director, may be filled by the board of directors in accordance with Section 305 of the California Corporations Code. The shareholders may, at any time and in accordance with Section 305 of the California Corporations Code, elect a director to fill any vacancy not filled by the directors. A director elected to fill a vacancy shall hold office until the next annual meeting and until the director's successor is elected and qualified (or until the director's earlier death, resignation, disqualification, or removal). If any resignation of a director will take effect at a future time, a successor may be elected to take office when the resignation becomes effective. A reduction of the authorized number of directors does not remove any director prior to the expiration of the director's term of office.

Section 3.05   REMOVAL. The board of directors may declare vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony, or otherwise in a manner provided by law.

Any or all of the directors may be removed from office at any time with or without cause by a vote of the shareholders entitled to elect them. If one or more directors are so removed at a meeting of shareholders, the shareholders may elect new directors at the same meeting. If less than the entire board of directors is removed, no director may be removed by the shareholders if the votes cast against removal would be sufficient to elect the director if cumulatively voted at an election of all of the directors (as of the date of the director's most recent election) at which the same total number of votes were cast.

Section 3.06   RESIGNATION. A director may resign by providing written notice to the chair of the board, if any, the president, the secretary, or the board of directors. The resignation shall be effective upon the later of the date of receipt of the notice or the effective date specified in the notice.

Section 3.07   MEETINGS OF DIRECTORS.

A regular meeting of the newly-elected board of directors shall be held without other notice immediately following and at the place of each annual meeting of shareholders, at which meeting the board shall elect officers and transact any other business as shall come before the meeting. Regular meetings of the board of directors shall be held at such other times and places as may from time to time be fixed by resolution of the board of directors and, unless the Articles of Incorporation or the Stockholders Agreement provide otherwise, regular meetings may be held without notice of the date, time, place, or purpose of the meeting.

Meetings of the board of directors, including special meetings, may be called by the chair of the board, if any, the president, any vice president, if any, the secretary, or any two directors.

Notice of the time and place of special meetings shall be given to each director. If notice is mailed, it shall be deposited in the United States mail, addressed to the director at the address shown on the records of the Corporation, at least four days before the time of the meeting. If notice is delivered personally, by telephone, or by electronic transmission, it shall be delivered at least 48 hours before the time of the meeting. The notice need not specify the purpose of the meeting.

Meetings of the board of directors may be held at any place within or without the State of

California that is designated in the notice of the meeting. If no place is stated in the notice, meetings shall be held at the principal executive office of the Corporation unless another place has been designated by a resolution duly adopted by the board of directors.

Section 3.08   ELECTRONIC PARTICIPATION. Members of the board of directors may participate in a meeting through conference telephone, electronic video screen communication, or electronic transmission by and to the Corporation. Participation in a meeting by conference telephone or electronic video screen communication constitutes presence in person if all participating directors can hear one another. Participation by electronic transmission by and to the Corporation (other than conference telephone or electronic video screen communication) constitutes presence in person if each participating director can communicate concurrently with all other participating directors and each director has the means to participate in all matters before the board, including the ability to propose or object to a specific action proposed to be taken.

Section 3.09   QUORUM OF AND ACTION BY DIRECTORS. A majority of the authorized number of directors constitutes a quorum of the board of directors for the transaction of business. Any act approved by a majority of the directors present at a duly held meeting at which a quorum is present is the act of the board of directors, unless the California Corporations Code, the Articles of Incorporation or the Stockholders Agreement require a greater number. A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of directors leaving less than a quorum, if any action is approved by at least a majority of the directors who constitute the required quorum for the meeting. A majority of the directors present, even if less than a quorum, may adjourn a meeting to another time and place. If a meeting is adjourned for more than 24 hours, notice of the adjournment to another time and place shall be given before the adjourned meeting to each director not present at the time of the adjournment.

Section 3.10   COMPENSATION. Directors shall receive compensation for their services as directors in such amount, if any, as may be fixed, from time to time, by resolution of the board of directors. The board of directors may, by resolution, authorize payment of a fixed fee and expenses of attendance, if any, for attendance at any meeting of the board of directors or committee thereof. A director shall not be precluded from serving the Corporation in any other capacity and receiving compensation for services in that capacity.

Section 3.11   ACTION BY DIRECTORS WITHOUT A MEETING. Any action required or permitted to be taken by the board of directors or any committee thereof may be taken without a meeting if all of the directors or committee members consent to the action in writing, and the number of directors or committee members then serving constitutes a quorum. The written consents shall be filed with the minutes of the proceedings of the board of directors or committee thereof.

Section 3.12   COMMITTEES OF THE BOARD OF DIRECTORS. The board of directors, by resolution adopted by a majority of the authorized number of directors, may designate one or more committees, each consisting of two or more directors, to serve at the pleasure of the board of directors and to exercise the authority of the board of directors to the extent provided in the resolution establishing the committee and as permitted by the provisions of the California Corporations Code.

No committee of the board of directors shall have the authority to:

        (a)   Approve actions that require shareholder approval.

        (b)   Fill vacancies on the board or on any committee.

        (c)   Fix the compensation of the directors for serving on the board or on any committee.

        (d)   Amend or repeal bylaws or adopt new bylaws.

        (e)   Amend or repeal any resolution of the board of directors that by its terms is not so amendable or repealable.

        (f)   Make distributions to shareholders, except at a rate, in a periodic amount, or within a range set forth in the Articles of Incorporation, the Stockholders Agreement or determined by the board of directors.

        (g)   Appoint other committees of the board of directors or the members thereof.

The board of directors, by vote of a majority of the authorized number of directors, may designate one or more directors as alternate members of any committee who may replace any absent member at any meeting of the committee.

The designation of a committee of the board of directors and the delegation thereto of authority shall not operate to relieve the board of directors, or any member thereof, of any responsibility imposed by law.

ARTICLE IV
OFFICERS

Section 4.01   POSITIONS AND ELECTION. The officers of the Corporation shall be elected by the board of directors and shall be a president, a secretary, and a chief financial officer. The Corporation may have such other officers, including but not limited to a chair of the board, one or more vice presidents or assistant vice presidents, a treasurer, and one or more assistant secretaries, as deemed necessary by the board of directors, with such authority as may be specifically delegated to such officers by the board of directors or these Bylaws. Any two or more offices may be held by the same person.

Officers shall be elected annually at the meeting of the board of directors held after each annual meeting of the shareholders. Each officer shall serve until a successor is elected and qualified or until the earlier death, resignation, or removal of that officer. Vacancies or new offices shall be filled at the next regular or special meeting of the board of directors.

Section 4.02   REMOVAL AND RESIGNATION. Any officer elected or appointed by the board of directors may be removed with or without cause by the affirmative vote of the majority of the board of directors. Removal shall be without prejudice to the contract rights, if any, of the officer so removed.

Any officer may resign at any time by giving written notice to the Corporation. Unless a different time is specified in the notice, the resignation shall be effective upon its receipt by the president, the secretary, or the board of directors.

Section 4.03   CHAIR OF THE BOARD. The chair of the board, if any, shall preside at all meetings of the shareholders and the board of directors and shall perform all other duties as the board of directors shall assign. If the board of directors does not appoint a president, the chair of the board shall also be the chief executive officer and general manager of the Corporation.

Section 4.04   PRESIDENT. The president (who shall also be the chief executive officer and general manager of the Corporation) shall, subject to the direction of the board of directors, have general supervision and executive management over the business and affairs of the Corporation. The president shall see that all orders and resolutions of the board of directors are carried out, and shall perform all other duties as the board of directors shall assign. If the board of directors does not appoint a chair of the board, the president shall preside at all meetings of the shareholders and the board of directors.

Section 4.05   VICE-PRESIDENTS. Each vice president, if any, in order of their rank as designated by the board of directors, shall perform the duties and exercise the powers of the president in the absence or disability of the president, and shall perform all other duties as the board of directors or president shall assign.

Section 4.06   SECRETARY AND ASSISTANT SECRETARIES. The secretary shall attend all meetings of the shareholders and the board of directors and shall record all votes and the minutes of all proceedings, shall perform like duties for the standing committees when required, and shall authenticate all records of the Corporation. The secretary shall give or cause to be given notice of all meetings of the shareholders, the board of directors, and committees thereof and shall perform all other duties as the board of directors or president shall assign.

The secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or such other place as the board of directors may direct, a minute book of all meetings of the shareholders and the board of directors. The secretary shall keep, or cause to be kept, at the principal executive office of the Corporation, or at the office of the Corporation's transfer agent, a share register or a duplicate share register showing the names of the shareholders and their addresses, the number and classes of shares held by each, and the number and date of cancellation of every certificate surrendered for cancellation.

The assistant secretaries, if any, shall, in order of their rank as designated by the board of directors, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary, and shall perform all other duties as the board of directors or the secretary shall assign.

In the absence of the secretary or an assistant secretary, the minutes of all meetings of the shareholders and the board of directors shall be recorded by the person designated by the board of directors or president.

Section 4.07   CHIEF FINANCIAL OFFICER. The chief financial officer (who shall also be the treasurer if the board of directors does not designate another officer to hold that office) shall have the custody of the corporate funds and securities, shall keep full and accurate accounts of receipts and disbursements of the Corporation, shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in the depositories designated by the board of directors, and shall perform all other duties as the board of directors or president shall assign.

The chief financial officer shall disburse the funds of the Corporation as may be ordered by the board of directors, taking proper vouchers for the disbursements. The chief financial officer shall keep and maintain the Corporation's books of account and shall render to the president and board of directors an account of all of his or her transactions as chief financial officer and of the financial condition of the Corporation and exhibit the books, records, and accounts to the president or board of directors at any time.

The assistant or assistants to the chief financial officer, if any, shall, in order of their seniority, in the absence or disability of the chief financial officer, perform the duties and exercise the powers of the chief financial officer, and shall perform all other duties as the board of directors or president shall prescribe.

ARTICLE V
INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 5.01   Indemnification Against Expenses. The Corporation shall, to the extent permitted by the California General Corporation Law, (a) indemnify any Agent of the Corporation against expenses, including reasonable attorney's fees, actually and reasonably incurred in defense of any Proceeding in which the Agent was, is, or is threatened to be made a party by reason of being or having been an Agent of the Corporation, to the extent that the Agent was successful on the merits in the defense and (b) indemnify any person who was, is, or is threatened to be made a party to any Proceeding by or in the right of the Corporation to procure a judgment in its favor by reason of being or having been an Agent of the Corporation, against expenses, including reasonable attorney's fees, actually and reasonably incurred in defense or settlement of the Proceeding, if the person acted in good faith and in a manner the person believed to be in the best interests of the Corporation and the shareholders.

Section 5.02   Indemnification Against Losses. The Corporation shall, to the extent permitted by the California General Corporation Law and the Articles of Incorporation, indemnify any person who was, is, or is threatened to be made a party to any Proceeding (other than an action by or in the right of the Corporation) by reason of being or having been an Agent of the Corporation, against expenses, including reasonable attorney's fees, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the Proceeding if the person (a) acted in good faith and in a manner the person believed to be in the best interests of the Corporation and the shareholders and (b) had no reasonable cause to believe the conduct of the person was unlawful, in the case of a criminal Proceeding.

Section 5.03   Definitions. For purposes of this Article V, (a) "**Agent**" means any person who (i) is or was a director, officer, employee, or other agent of the Corporation, or (ii) is or was serving at the Corporation's request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, or (iii) was a director, officer, employee, or agent of a corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation, and (b) "**Proceeding**" means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

Section 5.04   INDEMNIFICATION RIGHTS NOT EXCLUSIVE; INSURANCE. The foregoing rights of indemnification and advancement of expenses shall be in addition to and not exclusive of any other rights to which any director or officer may be entitled by applicable law, the Articles of Incorporation, action or resolution of the shareholders or disinterested directors, or any agreement with the Corporation.

The Corporation may, subject to the provisions of Section 317 of the California Corporations Code, purchase and maintain insurance to indemnify any Agent against any liability asserted against or incurred by an Agent in that capacity or arising out of the Agent's status as an Agent, whether or not the Corporation would have the power indemnify the Agent against that liability under Section 317 of the California Corporations Code.

ARTICLE VI
SHARE CERTIFICATES AND TRANSFER

Section 6.01   SHARE CERTIFICATES. Every owner of shares of the Corporation shall be entitled to a certificate, in such form, consistent with the Articles of Incorporation or any law, as shall be prescribed by the board of directors, certifying the number and class or series of shares owned by such shareholder. Shareholders can request and obtain a statement of rights, restrictions, preferences, and privileges regarding classified shares or a class of shares with two or more series, if any, from the Corporation's principal executive office. Each certificate issued shall bear all statements or legends required by law, the Articles of Incorporation or the Stockholders Agreement to be affixed thereto, and shall be signed by (i) the chair of the board, any vice chair of the board, the president, or any vice president and (ii) the chief financial officer, any assistant treasurer, the secretary, or any assistant secretary. No share shall be issued until the consideration therefor, fixed as provided by law, has been fully paid.

Section 6.02   TRANSFERS OF SHARES. Subject to any other agreement between the Corporation and any shareholder, shares of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of shares of the Corporation shall be made on the books of the Corporation only by the registered holder thereof or by such other person as may under law be authorized to endorse such shares for transfer, or by such shareholder's attorney thereunto authorized by power of attorney duly executed and filed with the secretary or transfer agent of the Corporation. Except as otherwise provided by law, upon surrender to the Corporation or its transfer agent of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books. No transfer of shares shall be valid as against the Corporation for any purpose until it shall have been entered in the share transfer records of the Corporation by an entry showing from and to what person those shares were transferred.

Section 6.03   REGISTERED SHAREHOLDERS. The Corporation may treat the holder of record of any shares issued by the Corporation as the holder in fact thereof, for purposes of voting those shares, receiving distributions thereon or notices in respect thereof, transferring those shares, exercising rights of dissent with respect to those shares, exercising or waiving any preemptive right with respect to those shares, entering into agreements with respect to those shares in accordance with the laws of the State of California, or giving proxies with respect to those shares.

Section 6.04   LOST, STOLEN, OR DESTROYED CERTIFICATES. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates previously issued by the Corporation alleged to have been lost, stolen, or destroyed; provided, that the owner of the lost, stolen, or destroyed certificate (or the owner's legal representative) shall give the Corporation a bond or other adequate security sufficient to indemnify the Corporation against any claim against the Corporation on account of the alleged loss, theft, or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VII
CORPORATE RECORDS AND INSPECTION

Section 7.01   RECORDS. The Corporation shall maintain adequate and correct books and records of account, minutes of the proceedings of the shareholders, board of directors, and committees of the board of directors, and a record of its shareholders, including names and addresses of all shareholders and the number and class of shares held, along with any other records required by law. The Corporation shall keep such record of its shareholders at its principal executive office, as fixed by the board of directors from time to time, or at the office of its transfer agent or registrar. The Corporation shall keep its books and records of account and minutes of the proceedings of the shareholders, board of directors, and committees of the board of directors at its principal executive office, or such other location as shall be designated by the board of directors from time to time.

Section 7.02   INSPECTION OF BOOKS AND RECORDS. The Corporation's accounting books and records and minutes of proceedings of the shareholders, board of directors, and committees of the board of directors shall, to the extent provided by law, be open to inspection of directors, shareholders, and voting trust certificate holders, in the manner provided by law.

Section 7.03   CERTIFICATION AND INSPECTION OF BYLAWS. The Corporation shall keep at its principal executive office in California, the original or a copy of these Bylaws as amended or otherwise altered to date, which shall be open to inspection by the shareholders at all reasonable times during office hours.

ARTICLE VIII
MISCELLANEOUS

Section 8.01   CHECKS, DRAFTS, ETC. All checks, drafts, or other instruments for payment of money or notes of the Corporation shall be signed by an authorized officer or officers or any other person or persons as shall be determined from time to time by the board of directors.

Section 8.02   FISCAL YEAR. The fiscal year of the Corporation shall be as determined by the board of directors.

Section 8.03   CONFLICT WITH APPLICABLE LAW OR ARTICLES OF INCORPORATION. Unless the context requires otherwise, the general provisions, rules of construction, and the definitions of the California General Corporation Law shall govern the construction of these Bylaws. These Bylaws are adopted subject to any applicable law, the Articles of Incorporation and the Stockholders Agreement. Whenever these Bylaws may conflict with any applicable law, the Articles of Incorporation or the Stockholders Agreement, such conflict shall be resolved in favor of such law, the Articles of Incorporation or the Stockholders Agreement.

Section 8.04   INVALID PROVISIONS. If any one or more of the provisions of these Bylaws, or the applicability of any provision to a specific situation, shall be held invalid or unenforceable, the provision shall be modified to the minimum extent necessary to make it or its application valid and enforceable, and the validity and enforceability of all other provisions of these Bylaws and all other applications of any provision shall not be affected thereby.

Section 8.05   EMERGENCY MANAGEMENT OF THE CORPORATION. During an emergency, as defined in Section 207 of the California Corporations Code, the board of directors may modify procedures for the management and conduct of the ordinary business affairs of the Corporation, including, but not limited to, calling a meeting of the board of directors, quorum requirements for meetings of the board of directors, and designating additional or substitute directors; provided that any such modifications may not conflict with the Articles of Incorporation or the Stockholders Agreement.

In anticipation of or during an emergency, the board of directors may take any and all of the following actions to manage and conduct the ordinary business affairs of the Corporation:

(a)   Modify lines of succession to accommodate the incapacity of any director, officer, employee, or agent resulting from the emergency.

(b)   Relocate the Corporation's principal office, or designate alternative principal offices or regional offices.

(c)   Give notice to directors in any practicable matter under the circumstances, including but not limited to publication and radio, when notice of a meeting of the board of directors cannot be given in a manner prescribed by these Bylaws or Section 307 of the California Corporations Code.

(d)   Deem that one or more officers present at a meeting of the board of directors is a director, in order of rank and in order of seniority within the same rank, as necessary to achieve a quorum for that meeting.

Section 8.06   REPORTS. During any time that the Corporation has fewer than 100 shareholders of record, the Corporation expressly waives the requirement set forth in Section 1501 of the California Corporations Code of sending an annual report to the shareholders; provided, that the board of directors may issue annual or other reports at its discretion. Upon the request of any shareholder made more than 120 days after the close of the Corporation's fiscal year, the Corporation shall, within 30 days, deliver to such shareholder the financial statements required by Section 1501 of the California Corporations Code to be included in an annual report to shareholders.

Section 8.07   FORUM SELECTION. Unless the Corporation consents in writing to the selection of an alternative forum, the state and federal courts of California shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the corporation to the Corporation or the Corporation's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the California Corporations Code, the Articles of Incorporation, the Bylaws or the Stockholders Agreement, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said court having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE IX
AMENDMENT OF BYLAWS

Section 9.01   AMENDMENT BY SHAREHOLDERS. Unless otherwise provided by the Articles of Incorporation, these Bylaws, the California Corporations Code or the Stockholders Agreement, the shareholders may adopt, amend, or repeal bylaws.

Section 9.02   AMENDMENT BY DIRECTORS. Subject to the rights of shareholders under, and any limitations imposed by, the California Corporations Code or the Stockholders Agreement, the board of directors may adopt, amend, or repeal bylaws.

CERTIFICATE OF SECRETARY
OF
MASSGENIE,
a California corporation

The undersigned hereby certifies that he is the duly elected and acting Secretary of MASSGENIE, a California corporation (the "**Corporation**"), and that the foregoing Bylaws were adopted as the Bylaws of the Corporation effective as of April 1, 2016, and that the same do now constitute the Bylaws of the Corporation.

IN WITNESS WHEREOF, the undersigned has executed this certificate on behalf of the Corporation as of this   24   day of   January , 2017 .

MASSGENIE



By: _____
Name: Bruce Watanabe
Title: Secretary

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